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Exhibit 12

Cendant Corporation and Subsidiaries
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	Year Ended December 31,
	2003	2002	2001	2000	1999
Earnings available to cover fixed charges:
Income (loss) before income taxes, minority interest and equity in Homestore	$2,231	$1,617	$663	$993	$(668)
Plus: Fixed charges	1,025	828	963	546	594
Less: Equity income (loss) in unconsolidated affiliates	—	2	(5)	17	18
Minority interest (pre-tax) in mandatorily redeemable preferred interest in a subsidiary	6	14	23	25	—
Minority interest (pre-tax) in mandatorily redeemable trust preferred securities	—	—	14	106	96
Minority interest in pre-tax income of subsidiaries that have not incurred fixed charges	25	20	—	—	—

Earnings available to cover fixed charges	$3,225	$2,409	$1,594	$1,391	$(188)

Fixed charges (a):
Interest, including amortization of deferred financing costs	$880	$718	$816	$381	$463
Minority interest (pre-tax) in mandatorily redeemable preferred interest in a subsidiary (b)	6	14	23	25	—
Minority interest (pre-tax) in mandatorily redeemable trust preferred securities	—	—	14	106	96
Interest portion of rental payment	139	96	110	34	35

Total fixed charges	$1,025	$828	$963	$546	$594

Ratio of earnings to fixed charges	3.15x	2.91x	1.66x	2.55x	(c)

(a)
Consists of interest expense on all indebtedness (including amortization of deferred financing costs) and the portion of operating lease rental expense that is representative of the interest factor. Interest expense on all indebtedness is detailed as follows:

	Year Ended December 31,
	2003	2002	2001	2000	1999
Incurred by the Company's PHH subsidiary	$264	$201	$258	$156	$133
Related to the Company's stockholder litigation settlement liability	—	—	131	63	—
Related to the debt under management and mortgage programs incurred by the Company's car rental subsidiary	270	213	189	—	—
All other	346	304	238	162	330

(b)
Includes minority expense related to the Company's (i) mandatorily redeemable preferred interest in a subsidiary of $6 million, $14 million, $23 million and $25 million during 2003, 2002, 2001 and 2000, respectively, (ii) mandatorily redeemable trust preferred securities issued by subsidiary holding solely senior debentures issued by the Company of $14 million, $106 million and $96 million during 2001, 2000 and 1999, respectively, and (iii) venture with Marriott International, Inc. of $25 million and $20 million during 2003 and 2002, respectively.

(c)
Earnings were inadequate to cover fixed charges for 1999 (deficiency of $688 million) as a result of other charges of $3,032 million, partially offset by $1,109 million related to the net gain on dispositions of businesses. Excluding such charges and net gain, the ratio of earnings to fixed charges is 2.92x.

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Cendant Corporation and Subsidiaries COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (Dollars in millions)